SIBERIAN ENERGY GROUP INC.
                           275 Madison Ave, 6th Floor
                             New York, NY 10016, USA

                                February 2, 2005


Mr. Jason Wynn
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     RE:     SIBERIAN  ENERGY  GROUP  INC.
             Registration  Statement  on  Form  SB-2
             File  No.  333-118902

Dear  Mr.  Wynn:

     Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 3:00 p.m. eastern time, Friday, February 4, 2005, or as soon thereafter as practicable.

     Siberian Energy Group Inc. (the "Company") hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please direct any comments or questions to our counsel, David M. Loev, Attorney at Law, at (713) 524-4110.


                                     Sincerely,

                                     Siberian  Energy  Group  Inc.

                                     /s/David  Zaikin
                                     ----------------
                                     David  Zaikin
                                     Chief  Executive  Officer,  and
                                     Director

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